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TANNER
Accountants & Advisors

BLACK AUTUMN SHOW, INC.

Financial Statements
As of December 31, 2023 and For the Period From Inception
(March 1, 2023) through December 31, 2023

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Board of Directors and Management of
Black Autumn Show, Inc.

Opinion
We have audited the accompanying financial statements of Black Autumn Show, Inc. (the Company), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 1, 2023) through December 31, 2023, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Autumn Show, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the period from inception (March 1, 2023) through December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Black Autumn Show, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

April 29, 2024

Balance Sheet

	As of December 31, 2023
Assets	
Current assets:	
Cash and cash equivalents	$ 859,926
Other receivables	60,000
Other assets	511,973
Total current assets	1,431,899
Capitalized film costs, net	3,553,475
Total assets	$ 4,985,374
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 49,930
Deferred revenue	290,000
Total current liabilities	339,930
Related-party convertible notes payable	3,000,000
Accrued interest	146,957
Total liabilities	3,486,887
Commitments and contingencies	
Stockholders' equity:	
Preferred stock, $0.00001 par value: 10,000,000 shares authorized; 3,303,538 shares issued and outstanding	33
Common stock, $0.00001 par value: 15,000,000 shares authorized; 6,950,000 shares issued and outstanding	70
Additional paid-in capital	3,743,929
Accumulated deficit	(2,245,545)
Total stockholders' equity	1,498,487
Total liabilities and stockholders' equity	$ 4,985,374

See accompanying notes to financial statements.

Statement of Operations

	For the Period From Inception (March 1, 2023) through December 31,
	2023
Operating expenses:	
Production costs	$ 389,974
Selling, general and administrative	1,644,102
Total operating expenses	2,034,076
Operating loss	(2,034,076)
Interest expense	146,957
Loss on revaluation of simple agreements for future equity	64,412
Loss before income taxes	(2,245,445)
Income tax provision	(100)
Net loss	$ (2,245,545)

See accompanying notes to financial statements.

Statement of Stockholders' Equity

For the Period From Inception (March 1, 2023) through December 31, 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at March 1, 2023 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of preferred stock for cash, net of issuance costs of $77,723	3,116,837	31	-	-	2,314,023	-	2,314,054
Conversion of simple agreements for future equity into preferred stock	186,701	2	-	-	429,410	-	429,412
Issuance of common stock			6,515,000	66	-	-	66
Stock-based compensation	-	-	435,000	4	1,000,496	-	1,000,500
Net loss	-	-	-	-	-	(2,245,545)	(2,245,545)
Balance at December 31, 2023	3,303,538	$ 33	6,950,000	$ 70	3,743,929	$ (2,245,545)	1,498,487

Statement of Cash Flows

For the Period From Inception (March 1, 2023) through December 31, 2023

		2023
Cash flows from operating activities:		
Net loss	$	(2,245,545)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:		
Stock-based compensation		1,000,500
Loss on revaluation of simple agreements for future equity		64,412
Changes in operating assets and liabilities:		
Other receivables		(60,000)
Other assets		(511,973)
Capitalized film costs		(3,553,475)
Accounts payable, accrued liabilities, and accrued interest		196,887
Deferred revenue		290,000
Net cash and cash equivalents used in operating activities		(4,819,194)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes payable		3,000,000
Proceeds from issuance of common stock		66
Proceeds from issuance of preferred stock		2,314,054
Proceeds from issuance of simple agreements for future equity		365,000
Net cash and cash equivalents provided by financing activities		5,679,120
Net change in cash and cash equivalents		859,926
Cash and cash equivalents as of the beginning of the period		-
Cash and cash equivalents as of the end of the period	$	859,926
Supplemental disclosures of non-cash investing and financing information:		
Conversion of SAFE agreements into preferred stock	$	429,412

See accompanying notes to financial statements.

1. **Description of Organization and Summary of Significant Accounting Policies**

Organization

Black Autumn Show, Inc. (the Company) was incorporated on March 1, 2023 as a Delaware corporation. The Company is producing a television series based off the *Black Autumn* book series, written by Jayson Orvis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of December 31, 2023, these cash equivalents consisted of money market funds.

Capitalized Film Costs

Costs incurred in the direct production of video content are capitalized and stated at the lower of the unamortized cost or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. For the period from inception (March 1, 2023) through December 31, 2023, $3,553,475 in film production costs were capitalized.

The Company amortizes film costs in proportion to the recognition of the related revenue from each episode. Amortization expense for film costs was $0 for the period from inception (March 1, 2023) through December 31, 2023, as the series had not yet been released.

The Company periodically evaluates impairment of unamortized film cost. Any unamortized film costs in excess of fair value are written off. As of December 31, 2023, the Company determined no impairment existed.

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits.

The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision. The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the consolidated statement of operations for the difference between the carrying value and the fair value of the asset.

Management does not consider any of the Company's assets to be impaired as of December 31, 2023.

Simple Agreements for Future Equity (SAFE)

During the period from inception (March 1, 2023) through December 31, 2023, The Company issued SAFE in exchange for cash. These funds were classified as long-term liabilities. The Company accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") section 815-40 and ASC section 815-10. Changes in the fair value of the SAFEs were recorded through earnings, under the guidance prescribed by ASC 825-10. SAFEs of $365,000 were issued and converted during the period from inception (March 1, 2023) through December 31, 2023. Upon conversion, the Company recognized a $64,412 loss on revaluation.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $393,169 for the period from inception (March 1, 2023) through December 31, 2023.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through April 29, 2024, which is the date the financial statements were available to be issued.

2. Liquidity

The Company has incurred significant net losses since inception that have accumulated to approximately $2,246,000 as of December 31, 2023, and has used cash and cash equivalents of approximately $4,819,000 for the period from inception (March 1, 2023) through December 31, 2023. The net losses resulted from the filming and production of the first two episodes of the Black Autumn series, which management plans will be released theatrically in December 2024. For the period from inception (March 1, 2023) through December 31, 2023, the Company had not generated any revenues. Management plans to raise additional equity financing in 2024. In addition, the Company has wrapped up the majority of production costs for the theatrical release and has the financial flexibility to reduce spending as needed until revenues are expected to be generated, beginning in December 2024.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its series. There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete its series.

3. Related-Party Convertible Notes Payable

Convertibles notes payable, were issued in October 2023, including to existing shareholders. The notes bear an interest rate of the greater of (1) simple interest at a rate 20% or (2) compounding interest at a rate of 20%, have a maturity in October 2025, require no principal or interest payments until maturity, and are convertible into common stock at the lesser of $1.89 per share or the lowest stock price of common stock issued during the life of the note. The balance on these notes and the associated accrued interest was $3,000,000 and $146,957, respectively, as of December 31, 2023.

4. Commitments and Contingencies

Legal Matters
The Company is a party to various legal matters that have arisen in the normal course of business. Management, after consultation with legal counsel, is of the opinion that none of these matters will have a material, adverse effect on the Company's financial position, results of operations, and liquidity.

5. Preferred and Common Stock

Preferred Stock
The Company has authorized 15,000,000 shares of common stock and 10,000,000 shares of preferred stock.

For the period from inception (March 1, 2023) through December 31, 2023, 3,303,538 shares of preferred stock were issued through various raises, at a price per share ranging from $0.175 to $2.30, raising an aggregate of $2,314,054, net of issuance costs of $77,723.

Voting
Each stockholder has a number of votes equal to the number of shares held by such stockholder, except that preferred stockholders do not have a right to vote.

Stock-Based Compensation
The Company has issued 6,950,000 shares of restricted common stock to members of management, which have performance-based vesting conditions. These restricted shares were valued at a price of $2.30. Stock-based compensation was $1,000,500 for the period from inception (March 1, 2023) through December 31, 2023. As of December 31, 2023, the Company had 3,915,000 shares of unvested common stock, which represents $9,004,500 of unrecognized compensation costs in association with these awards that will be recognized as the performance-based vesting conditions are considered to be probable and subsequently satisfied.

6. Income Taxes
The provision for income taxes differs from the amount computed at federal statutory rates as follows:

	2023
Federal income tax benefit at statutory rate	$ 470,514
State income tax benefit at statutory rate	44,777
Other	(224,664)
Change in valuation allowance	(290,727)
	$ (100)

Significant components of the Company's deferred income tax assets (liabilities) are follows as of December 31:

	2023
Net operating loss carryforward	$ 1,141,369
Production expenses	(886,240)
Property and equipment, net	(894)
Accrued interest on convertible debt	36,492
Valuation allowance	(290,727)
	$ -

As of December 31, 2023, federal and state net operating loss carryforwards for income tax purposes were approximately $4,596,000. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. The net operating loss carryforwards are subject to valuation allowance and have no expiration date.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be available to use existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative pretax book loss incurred over the preceding 3-year period. Such objective evidence limits the ability to consider other subjective evidence such as projections of future growth. A full valuation allowance of approximately $291,000 has been recorded for the period as it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes and measures uncertain tax positions in accordance with generally accepted accounting principles in the U.S. The Company will only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As of December 31, 2023, the Company had no unrecognized tax benefits.

7. Related Party Transactions
The Company has incurred certain costs from an entity that is owned by shareholders. Such costs totaled $18,000 for the period from inception (March 1, 2023) through December 31, 2023 and are included in selling, general and administrative costs on the accompanying statement of operations.

The Company has incurred certain production costs from an entity that is owned by a board member. Such costs totaled $230,867 for the period from inception (March 1, 2023) through December 31, 2023 and are included in production costs in the accompanying statement of operations.

8. Subsequent Events
In February 2024, the Company issued 105,820 shares of preferred stock, raising a total of $200,000.